PAGE 1


=============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996



                         COMMISSION FILE NUMBER 1-815


                    INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                OF CONSOL INC.
                                 CONSOL PLAZA
                             1800 WASHINGTON ROAD
                        PITTSBURGH, PENNSYLVANIA  15241
                           (FULL TITLE OF THE PLAN)


                     E. I. DU PONT DE NEMOURS AND COMPANY
                              1007 MARKET STREET
                          WILMINGTON, DELAWARE  19898
          (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


=============================================================================

                                    INDEX

            INVESTMENT PLAN FOR SALARIED EMPLOYEES OF CONSOL INC.


          Index to Financial Statements and Additional Information




                                                                      Page(s)
                                                                      -------

Report of Independent Auditors ................................          4


Financial Statements:

  Statements of Net Assets Available for Plan                          5 - 6
    Benefits at December 31, 1996 and 1995 ....................

  Statements of Changes in Net Assets Available                        7 - 10
    for Plan Benefits for the Years Ended December 31,
    1996 and 1995 .............................................

  Notes to Financial Statements ...............................       11 - 17


Additional Information:

  Schedule of Assets Held for Investment Purposes at
    December 31, 1996 (Schedule I) ............................       18 - 19

  Schedule of Reportable Transactions for the
    Year Ended December 31, 1996 (Schedule II) ................         20


                                  EXHIBITS

Exhibit
Number

  24      Consent of Independent Auditors .....................         22

                                   PAGE 3
                                  SIGNATURE





          Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                             Investment Plan for Salaried Employees
                                         of CONSOL Inc.
                                         (Name of Plan)

                             Date:  June 23, 1997




                                          /s/Karen L. Musial
                                   ________________________________
                                            Karen L. Musial
                                      Vice President & Treasurer
                                             CONSOL Inc.

                                   PAGE 4
                                  SIGNATURE

                       REPORT OF INDEPENDENT AUDITORS

To the Investment Plan Committee of the
Investment Plan for Salaried Employees of CONSOL Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Investment Plan for Salaried Employees of CONSOL Inc. as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions, as of and for the year ended December 31, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 basic financial statements taken as a whole.



ERNST & YOUNG, LLP
Pittsburgh, Pennsylvania
June 6, 1997

                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                    OF
                                CONSOL INC.

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             DECEMBER 31, 1996

         (Dollars In Thousands, Except for Share and Unit Amounts)

Investments (Notes 1, 2 and 3):

  Fixed Income Fund, 6,451,787 units
    (participants' cost $651,152), unit value $100.926...         $651,152

  Fidelity Magellan Fund, 496,849 shares
    (participants' cost $36,566), share value $80.650....           40,071

  Barclays 3-Way Fund, 1,066,933 units,
    (participants' cost $12,247) unit value $16.370......           17,466

  E. I. DuPont de Nemours & Company Common Stock,
    2,647,302 shares (participants' cost $127,200)
    share value $94.125..................................          249,177

  ML Equity Index Trust CL A, 222,460 shares,
    (participants' cost $8,282), share value $49.161.....           10,936

  ML Global Holdings Fund CL A, 374,467 shares,
    (participants' cost $4,966), share value $14.080.....            5,272

  ML Capital Fund CL A, 174,289 shares,
    (participants' cost $5,091), share value $31.050.....            5,412

  ML Basic Value Fund CL A, 193,281 shares,
    (participants' cost $5,214), share value $31.000.....            5,992

  Chrysler Corporation Common Stock, 11,188 shares
    (participants' cost $84) share value $33.000.........              369

  Loans to participants (principal balance) .............           22,157
                                                                ----------
      Total Investments .................................       $1,008,004

Receivables (including $3,251 from CONSOL) ..............            3,516
                                                                ----------
      Net assets available for plan benefits ............       $1,011,520
                                                                ==========

The accompanying notes are an integral part of these financial statements.

                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                 OF CONSOL INC.

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             DECEMBER 31, 1995
         (Dollars In Thousands, Except for Share and Unit Amounts)

Investments (Notes 1, 2 and 3):

  Fixed Income Fund, 6,426,894 units,
    (participants' cost $600,664) unit value $93.461......        $600,664

  Fidelity Magellan Fund, 409,020 shares
    (participants' cost $29,299), share value $85.980.....          35,168

  Wells Fargo Asset Allocation Fund, 1,002,301 units
    (participants' cost $10,754), unit value $14.580......          14,614

  E. I. DuPont de Nemours & Company Common Stock
    3,102,124 shares (participants' cost $133,989)
    share value $69.875...................................         216,761

  ML Equity Index Trust CL A, 125,712 shares,
    (participants' cost $3,645), share value $40.092......           5,040

  ML Global Holdings Fund CL A, 300,212 shares,
    (participants' cost $3,838), share value $13.320......           3,999

  ML Balanced Fund for Investment & Retirement CL A,
    67,148 shares, (participants' cost $781), share
    value $11.370.........................................             763

  ML Capital Fund CL A, 119,943 shares,
    (participants' cost $3,365), share value $30.550......           3,664

  ML Basic Value Fund CL A, 121,885 shares,
    (participants' cost $2,970), share value $28.310......           3,451

  Chrysler Corporation Common Stock, 6,460 shares
    (participants' cost $97) share value $55.375..........             358

  Loans to participants (principal balance)...............          22,690
                                                                  --------
      Total Investments...................................         907,172

  Receivables (including $3,353 from CONSOL)..............           4,666

      Net Assets Available for Plan Benefits..............        $911,838
                                                                  ========
The accompanying notes are an integral part of these financial statements.


                                                                   PAGE 7


                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                        YEAR ENDED DECEMBER 31, 1996
                                                           (Dollars in Thousands)

                                      Fixed       Fidelity       Barclays      DuPont         ML               ML           ML
                                     Income       Magellan        3-Way         Stock    Equity Index        Global      Balanced
                                      Fund          Fund           Fund         Fund         Trust          Holdings       Fund
                                    =========    ==========     =========    ==========  ============       ========    =========
Investment income                  $  48,734      $  6,260      $      2       $ 6,162     $       -        $   320     $     22
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                         -          (1,873)        1,898        69,920         1,567            231            4
Deposits and withdrawals:
  Employee deposits                   11,056         1,493           478         5,398           213            183            9
  Employer contributions               6,637           810           251         3,255           124           104            6
  Rollover contributions              10,166           388           291           863           149             35            -
  Employee withdrawals               (64,322)       (2,185)         (683)       (9,111)         (483)          (339)          (7)
Transfers between investment
  options (net)                       39,171          (137)          566       (45,387)        4,268            723         (796)
Loan issues                           (6,959)         (475)         (154)       (2,434)          (62)           (30)          (2)
Loan repayments                        4,938           528           164         2,651           100             38            1
Loan interest                          1,022           102            39           589            20              8            -
Trust to Trust transfers                  45            (8)            -           510             -              -            -
                                    _________     _________     _________     _________      ________       ________      _______
Change in net assets available
  for plan benefits for year          50,488         4,903         2,852        32,416         5,896          1,273         (763)

Net assets available for plan
  benefits at beginning of year      600,664        35,168        14,614       216,761         5,040          3,999          763
                                    _________     _________     _________     _________      ________       ________      _______
Net assets available for plan
  benefits at end of year           $651,152      $ 40,071      $ 17,466      $249,177       $10,936        $ 5,272        $   -
                                    =========     =========     =========     =========      ========       ========      =======

The accompanying notes are an integral part of these financial statements.


Continued on next page                                                  7



                                                                   PAGE 8


                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  YEAR ENDED DECEMBER 31, 1996 (Continued)
                                                           (Dollars in Thousands)


                                         ML          ML          Chrysler
                                      Capital   Basic Value       Stock         Loan                         Total
                                        Fund        Fund           Fund          Fund     Receivables      All Funds
                                      =======   ===========      ========      ========   ===========      =========
Investment income                    $   528        $  394        $   16       $ 1,770     $      27       $ 64,235
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                          86           393            66             -             -         72,292
Deposits and withdrawals:
  Employee deposits                      218           196             -             -           (50)        19,194
  Employer contributions                 134           124             -             -           (51)        11,394
  Rollover contributions                  58            33             -             -             -         11,983
  Employee withdrawals                  (364)         (282)          (53)       (2,127)            -        (79,956)
Transfers between investment
  options (net)                        1,045         1,638           (18)            -        (1,073)           -
Loan issues                              (42)          (67)            -        10,225             -            -
Loan repayments                           69            91             -        (8,624)           44            -
Loan interest                             16            21             -        (1,770)          (47)           -
Trust to Trust transfers                   -             -             -            (7)            -            540
                                     ________      ________        ______      ________        ______      _________
Change in net assets available
  for plan benefits for year           1,748         2,541            11          (533)       (1,150)        99,682

Net assets available for plan
  benefits at beginning of year        3,664         3,451           358        22,690         4,666        911,838
                                     ________      ________        ______      ________       _______      _________
Net assets available for plan
  benefits at end of year            $ 5,412       $ 5,992         $ 369       $22,157        $3,516     $1,011,520
                                     ========      ========        ======      ========        ======      =========


The accompanying notes are an integral part of these financial statements.



                                                                   PAGE 9

                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                        YEAR ENDED DECEMBER 31, 1995
                                                           (Dollars in Thousands)



                                      Fixed       Fidelity        Wells        DuPont         ML               ML           ML
                                     Income       Magellan        Fargo         Stock    Equity Index        Global      Balanced
                                      Fund          Fund          Fund          Fund         Trust          Holdings       Fund
                                    =========    ==========     =========    ==========  ============       ========    =========
Investment income                   $ 47,246      $  2,011      $      2       $ 6,103       $     -        $   212       $   55
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                          -          7,044         3,304        44,314         1,170            351          137
Deposits and withdrawals:
  Employee deposits                   12,002         1,465           537         6,308           109            202           59
  Employer contributions               7,334           788           266         3,548            76            106           38
  Rollover contributions              11,442           267           248           431            20             76            -
  Employee withdrawals               (47,201)         (793)         (397)       (6,119)         ( 80)          (266)         (53)
Transfers between investment
  options (net)                       15,615        (3,919)         (718)      (11,301)          609           (964)        (857)
Loan issues                           (7,420)         (425)         (229)       (3,302)         ( 68)           (31)         (31)
Loan repayments                        4,502           468           125         2,575            49             45           20
Loan interest                          1,000            94            32           616            13             11            2
Trust to Trust transfers                  30             5             6           374          (119)             3            4
                                    _________     _________     _________     _________      ________       ________      _______
Change in net assets available
  for plan benefits for year          44,550         7,005         3,176        43,547         1,779           (255)        (626)

Net assets available for plan
  benefits at beginning of year      556,114        28,163        11,438       173,214         3,261          4,254        1,389
                                    _________     _________     _________     _________      ________       ________      _______
Net assets available for plan
  benefits at end of year           $600,664      $ 35,168      $ 14,614      $216,761       $ 5,040        $ 3,999      $   763
                                    =========     =========     =========     =========      ========       ========      =======

The accompanying notes are an integral part of these financial statements.


Continued on next page                                                9



                                                                   PAGE 10

                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  YEAR ENDED DECEMBER 31, 1995  (Continued)
                                                           (Dollars in Thousands)


                                         ML          ML          Chrysler
                                      Capital   Basic Value       Stock          Loan                        Total
                                        Fund        Fund           Fund          Fund     Receivables      All Funds
                                      =======   ===========      ========      ========   ===========      =========
Investment income                    $   364        $  153         $  12       $ 1,851        $    2        $58,011
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                         453           622            40             -             -         57,435
Deposits and withdrawals:
  Employee deposits                      159           141             -             -           (73)        20,909
  Employer contributions                  91            91             -             -           (76)        12,262
  Rollover contributions                  51            19             -             -             -         12,554
  Employee withdrawals                   (52)         (269)          (20)       (1,697)            -        (56,947)
Transfers between investment
  options (net)                         (122)          186           (17)         -            1,244              -
Loan issues                              (75)          (35)            -        11,616             -              -
Loan repayments                           45            49             -        (7,886)            8              -
Loan interest                             10            13             -        (1,851)           60              -
Trust to Trust transfers                   6             -             -             7             -            316
                                     ________      ________        ______      ________      ________      _________
Change in net assets available
  for plan benefits for year           1,174           970            15         2,040         1,165        104,540

Net assets available for plan
  benefits at beginning of year        2,490         2,481           343        20,650         3,501        807,298
                                     ________      ________        ______      ________      ________      _________
Net assets available for plan
  benefits at end of year            $ 3,664       $ 3,451         $ 358       $22,690       $ 4,666       $911,838
                                     ========      ========        ======      ========      ========      =========

The accompanying notes are an integral part of these financial statements.


                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                               OF CONSOL Inc.

                        NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE INVESTMENT PLAN:


THE PLAN

         The Investment Plan for Salaried Employees of CONSOL Inc. (the "Plan") is a defined contribution plan established in 1953. Salaried, operations and maintenance, and, in certain circumstances, production and maintenance employees of CONSOL Inc. ("CONSOL") and participating employers are eligible to participate in the Plan on the first of the month following regular full-time employment. In addition, temporary employees are eligible to participate in the plan upon completion of a period of 12 consecutive months, commencing upon their employment date or anniversary date thereof, during which the employee completes 1,000 or more hours of service. An eligible employee may, with certain restrictions, contribute up to 16 percent of monthly base pay to the Plan exclusive of supplemental make-up deposits. CONSOL and participating employers match these contributions, dollar for dollar, up to 6 percent of base pay (as defined by the Plan). Forfeitures of company matching contributions as a result of withdrawals by nonvested employees are used to offset future company matching contributions. Contributions may be made with before-tax or after-tax dollars. Nondis-crimination rules of the Internal Revenue Code require that the average contribution rates in both the before-tax and after-tax accounts of "Highly Compensated" employees (as defined by the IRS) should be limited by the average contribution rates of "Non-highly Compensated" employees. For the years ending December 31, 1996 and 1995, the after-tax contribution maximum including supplemental make-up deposits was 19% and the before-tax contribution maximum was 15%. In addition, subject to certain limitations, a participant is allowed to make lump sum savings deposits in cash to the Plan at any time.

         Plan participants generally become vested upon completion of five consecutive years of participation in the Plan or five cumulative years of service. Participants who retire from active service may elect to withdraw their entire account in a lump sum, to defer withdrawal until April 1 of the calendar year following the year in which the participant attains age 70 1/2, or to elect an irrevocable option to have their account distributed over a period of not less than 2 years or more than a period which would pay the account balance during the employee's actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee's retirement, death, termination, attainment of age 59 1/2 or defined hardship.

         The Tax Reform Act of 1986 (the "Act") included a number of pro-visions affecting employee benefit plans that generally became effective on or after January 1, 1987. The Plan was amended effective January 1, 1987, to limit the amount of annual contributions an employee can make to his before-tax account in accordance with limits established by the Act; to provide for separation-from-service distributions after age 55; and to modify the maximum loan amount and definition of tax-free participant loans. It is CONSOL's intention to make additional amendments to the Plan, where necessary, to comply with technical corrections and Treasury Regulations that are issued under the Act.

         Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. A participant has the right to repay the loan in full at any time without penalty.

INVESTMENT FUNDS

         The following investment funds have been established with trustees for the investment of employee savings and CONSOL's participating employers' contributions. The nature of the investments maintained in each fund is described below:

Fixed Income Fund                 Investments under agreement with one or
                                  more financial institutions, including
                                  insurance companies, banks and other
                                  investment companies which provide for the return of principal in full plus the payment of interest at a predetermined rate for a specific period of time. The fund's blended rate of return for the 12 months ending December 31, 1996 and December 31,
                                  1995 was 7.99% and 8.33%, respectively.

Fidelity Magellan Fund            A growth mutual fund offered through
                                  Fidelity Investments.

Barclays 3-Way Fund               Asset Allocation Fund with money invested
(Formerly known as Wells          by BZW Global Investors among stocks,
Fargo Asset Allocation Fund)      bonds and cash (money market).

DuPont Common Stock Fund          Common stock of E. I. DuPont de Nemours and
                                  Company ("DuPont"). DuPont owns 50% of the stock of CONSOL Energy Inc., the parent of CONSOL.

Loan Fund                         Participant loans - amounts transferred
                                  from the Fixed Income Fund, the Fidelity
                                  Magellan Fund, Merrill Lynch Mutual Funds, the DuPont Common Stock Fund and/or the
                                  Barclays 3-Way Fund that are loaned to
                                  participants.

Merrill Lynch Mutual Funds        A group of four different mutual funds
                                  each with its own investment objective
                                  offered through Merrill Lynch.

         The shares of Chrysler Corporation Common Stock are held by some CONSOL Plan participants who elected to exercise their right as Plan participants to retain the stock as of September 15, 1966. This investment fund is no longer available to Plan participants.

         At December 31, 1996, Plan participants were invested in the follow-ing funds (number of participants in each fund): Du Pont Common Stock (3,171); Fidelity Magellan Fund (1,239); Fixed Income Fund (5,631); Barclays 3-Way Fund (661); Merrill Lynch (ML) Global Holdings Fund (363); ML Equity Index Trust (402); ML Capital Fund (401); ML Basic Value Fund (362); Chrysler Corporation Common Stock (52) and Participant Loans (2,051). The numbers reflect participation in multiple funds as permitted by the Plan.

ADMINISTRATION

         The designated trustee of all the aforementioned funds is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Board of Directors of CONSOL. All recordkeeping and trustee fees of the Plan are paid by CONSOL. The administrative fees for the Fixed Income Fund are netted against the investment income of this fund.

         While CONSOL has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his or her individual account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition - For financial reporting purposes, the assets of the Plan are reflected on the accrual and fair value basis of accounting. The Fixed Income Fund guaranteed investment contracts
(GIC), separate account portfolios (SAP) and synthetic guaranteed investment contracts (SYN) are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Investments in the Fidelity Magellan Fund, the DuPont Common Stock Fund, and Merrill Lynch Mutual Funds, except for the Equity Index Fund, are stated at fair value based on publicly quoted market prices. Investments in the Merrill Lynch Equity Index Fund and the Barclays 3-Way Fund are stated at the fair value of all underlying assets as reported by the applicable custodian. The fair value of loans to participants in the Loan Fund represent the outstanding principal balances of the loans.

         The unit value or price of the Fixed Income Fund, the Barclays 3-Way Fund, Merrill Lynch Mutual Funds and the DuPont Common Stock Fund, reflect the prices at which participant's accounts are valued at the end of the period reported. There is no unit value for the Loan Fund since loans are identified directly with participants' accounts.

         Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of the DuPont Common Stock Fund investment securities are based on average cost of the securities sold and are recognized on the trade date. Brokerage commissions and Securities Exchange Commission fees in connection with the purchase and sale of DuPont Common Stock and the sale of Chrysler Corporation Common Stock are added to the cost thereof or deducted from the sales proceeds derived therefrom.

Use of Estimates - The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS

         The following presents the Plan's investments:


                                     December 31, 1996     December 31, 1995

Fixed Income (GIC, SAP, SYN)....          $651,152              $600,664
DuPont Common Stock ............           249,177               216,761
Fidelity Magellan Fund .........            40,071                35,168
Barclays 3-Way Fund ............            17,466                14,614
Merrill Lynch Mutual Funds .....            27,612                16,917
Chrysler Common Stock ..........               369                   358
Loans to Participants ..........            22,157                22,690
                                          --------              --------
Total Investments                       $1,008,004              $907,172
                                        ==========              ========

         The guaranteed investment contracts, synthetic guaranteed investment contracts, and separate account guaranteed investment contracts in the Fixed Income Fund are jointly owned by the Plan and the Thrift Plan for Employees of Conoco Inc. Conoco Inc. is a wholly owned subsidiary of DuPont. The balance of all investment contracts are allocated to the two plans by Merrill Lynch based on the relationship of the plan's Fixed Income Fund participant balances to total Fixed Income Fund participant balances. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third-party guarantors. Collateral is generally not provided. The investment contracts and short-term investments of the Fixed Income Fund consist of the following:

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
                                   PAGE 15

         Description                                         December 31, 1996   December 31, 1995
         -----------                                         -----------------   -----------------
CDC Inv. Mgmt. Corp.--7.10% ...............................      $ 12,549            $      -
CDC Inv. Mgmt. Corp.--6.80% ...............................        10,348                   -
Deutsche Bank--6.34% ......................................        31,773                   -
Aetna Life Insurance Company--9.01% .......................           -                31,766
Aetna Life Insurance Company--7.76% .......................        35,400                   -
Aetna Life Insurance Company--9.32% .......................        20,387              25,393
Aetna Life Insurance Company--9.89% .......................        22,705              25,837
Bankers Trust--5.74% ......................................        30,192              27,768
Metropolitan Life Ins. Co.--7.61% .........................        63,625              57,426
New York Life Insurance Company--9.11% ....................        20,203              25,209
New York Life Insurance Company--9.71% ....................        21,046              26,117
Providian Capital Management Family--6.96% ................        39,832              36,228
Principal Mutual Life Insurance Company--9.10% ............        19,551              24,399
Principal Mutual Life Insurance Company--9.50% ............        19,369              28,671
Prudential Ins. Co. of America--8.26% .....................        60,539              54,188
Prudential Ins. Co. of America--7.08% .....................        59,692              54,376
Prudential Insurance Company of America--9.66% ............        19,600              28,973
Prudential Insurance Company of America--9.96% ............        20,047              29,553
Bankers Trust--7.69% ......................................        23,112              20,905
The Travelers Insurance Companies--9.66% ..................        21,468              24,481
Citibank 7.40% ............................................        14,714              13,325
Union Bank of Switzerland--6.67% ..........................        39,742              36,175
JP Morgan--6.17% ..........................................        34,073              11,455
                                                                 --------            --------
  Total Investment Contracts                                     $639,967            $582,245
  Short Term Investments (Incl. Merrill Lynch Government Fund)     11,185              18,419

  TOTAL INVESTMENT IN FIXED INCOME                               $651,152            $600,664
                                                                 ========            ========


         The aggregate crediting rates for all contracts as of December 31, 1996 and December 31, 1995 were 7.84% and 8.33% respectively. The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All synthetic guaranteed investment contracts and separate account guaranteed investment contracts have a guaranteed rate ranging from 0% to 3%. Guaranteed investment contracts contain penalty provisions or other adjustments for early termination of the contract not related to participant initiated events.

         The carrying values and fair values of investment contracts as of December 31, 1996 are as follows:

                                            Carrying Value
                                           (contract value)      Fair Value

Guaranteed Investment Contracts               $184,376           $190,683
Synthetic Guaranteed Investment Contracts      236,335            236,501
Separate Account Guaranteed Investment
  Contracts                                    219,256            227,689
                                              --------           --------
                                              $639,967           $654,873
                                              ========           =========

                                   PAGE 16

         Synthetic guaranteed investment contracts are supported by wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

         Participants investing in the Fixed Income Fund, Barclays 3-Way Fund and the Merrill Lynch Equity Index Trust are assigned units at the time of investment based on the net asset value per unit. The following table presents the number of units outstanding and related net asset value per unit at each month-end.

                                                                             Merrill Lynch
                         Fixed Income Fund        Barclays 3-Way Fund      Equity Index Trust _
                        Units           Unit        Units         Unit        Units         Unit
                     Outstanding       Value      Outstanding    Value     Outstanding     Value
January 31, 1996      6,530,030       $94.09     1,044,079       $14.85      135,604      $41.44
February 29, 1996     6,599,323        94.68     1,083,060        14.77      147,293       41.82
March 31, 1996        6,692,803        95.30     1,097,432        14.81      156,636       42.22
April 30, 1996        6,627,475        95.91     1,083,605        14.83      159,056       42.83
May 31, 1996          6,559,286        96.54     1,076,655        14.97      162,434       43.92
June 30, 1996         6,482,889        97.16     1,080,532        15.14      167,543       44.08
July 31, 1996         6,356,329        97.79     1,085,795        14.80      173,156       42.12
August 31, 1996       6,356,684        98.43     1,088,027        14.80      181,389       42.99
September 30, 1996    6,457,666        99.04     1,082,601        15.39      188,156       45.41
October 31, 1996      6,510,172        99.67     1,055,414        15.92      205,958       46.65
November 30, 1996     6,495,448       100.29     1,069,791        16.78      210,660       50.17
December 31, 1996     6,451,787       100.93     1,066,933        16.37      222,460       49.16


NOTE 4 - INCOME TAXES STATUS

The Plan received a favorable determination letter from the Internal Revenue Service with respect to the 1994 amended plan. The Plan has been amended to reflect changes required by the Tax Reform Act of 1986. Management believes the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore the trust is exempt from taxation under Section 501(a).

Participants in the Plan are not subject to federal income taxes on account balances arising from employer contributions, before-tax employee deposits or accrued income until distributions or withdrawals are made.


NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                        PAGE 17




                                                  December 31,
                                                1996            1995
                                          --------------    --------------
                                               (Dollars in Thousands)
Net assets available for benefits
   per the financial statements           $1,011,520        $   911,838
Includes:  Amounts allocated to
   withdrawing participants reported
   as asset reductions per the
   financial statements                          219                754

Total Assets per the Form 5500:           $1,011,739        $   912,592
                                          ===========       ============


Amounts payable to withdrawing participants are recorded on the Form 5500 as a liability for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes the amounts were deducted from the respective assets.


                                                 PAGE 18
                                                                                          SCHEDULE I
                                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                              OF CONSOL INC.

                        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                             DECEMBER 31, 1996
                                          (Dollars in Thousands)

--------------------------------------------------------------------------------------------------------
Identity of Issue, Borrower                                                                     Current
  Lessor or Similar Party                   Description of Investment             Cost           Value
--------------------------------------------------------------------------------------------------------
E. I. DuPont de Nemours & Company           Common Stock                        $ 127,200      $ 249,177
                                                                                =========      =========

Merrill Lynch                               Equity Index Trust                  $   8,282      $  10,936
                                            Global Holdings Fund                    4,966          5,272
                                            Capital Fund                            5,091          5,412
                                            Basic Value Fund                        5,214          5,992
                                                                                $  23,553      $  27,612
                                                                                =========      =========
Aetna Life Insurance Company                SAGIC, 7.76%                                       $  35,400
                                            GIC, 9.32%                                            20,387
                                            GIC, 9.89%                                            22,705
Banker's Trust                              SYNGIC, 5.74%                                         30,192
                                            SYNGIC, 7.69%                                         23,112
CDC Inv. Mgmt. Corp.                        SYNGIC, 7.10%                                         12,549
CDC Inv. Mgmt. Corp.                        SYNGIC, 6.80%                                         10,348
Deutsche Bank                               SYNGIC, 6.34%                                         31,773
Metropolitan Life Insurance Company         SAGIC, 7.61%                                          63,625
New York Life Insurance Company             GIC, 9.11%                                            20,203
                                            GIC, 9.71%                                            21,046
Providian Capital Management                SYNGIC, 6.96%                                         39,832
Principal Mutual Life Insurance Company     GIC, 9.10%                                            19,551
                                            GIC, 9.50%                                            19,369
Prudential Insurance Company of America     SAGIC, 7.08%                                          59,692
                                            SAGIC, 8.26%                                          60,539
                                            GIC, 9.66%                                            19,600
                                            GIC, 9.96%                                            20,047
The Travelers Insurance Companies           GIC, 9.66%                                            21,468
Citibank                                    SYNGIC, 7.40%                                         14,714
Union Bank of Switzerland                   SYNGIC, 6.67%                                         39,742
J.P. Morgan                                 SYNGIC, 6.17%                                         34,073
Short Term Investments (Merrill Lynch
   Government Fund)                                                                               11,185
                                                                                                ________
                                                 Total                          $ 651,152      $ 651,152
                                                                                =========      =========


                                                 PAGE 19
                                                                                          SCHEDULE I
                                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                              OF CONSOL INC.

                  ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

                                             DECEMBER 31, 1996
                                          (Dollars in Thousands)


--------------------------------------------------------------------------------------------------------
Identity of Issue, Borrower                                                                     Current
  Lessor or Similar Party                   Description of Investment             Cost           Value
--------------------------------------------------------------------------------------------------------

Chrysler Corporation                        Common Stock                        $      84      $     369
                                                                                =========      =========
Fidelity Investments                        Fidelity Magellan Fund              $  36,566      $  40,071
                                                                                =========      =========

BZW Global Investors                        Barclays 3-Way Fund                 $  12,247      $  17,466
                                                                                =========      =========
Plan Participants                           Loans                               $  22,157      $  22,157
                                                                                =========      =========





                                                       PAGE 20
                                                                                                             SCHEDULE II
                                       INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                   OF CONSOL INC.

                                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                            YEAR ENDED DECEMBER 31, 1996
                                               (Dollars in Thousands)


________________________________________________________________________________________________________________________
                                                                                  Expense            Current Value  Net
                                                                                 Incurred      Cost   of Asset on  Gain
Identity of            Description              Purchase     Selling    Lease      with         of    Transaction   or
Party Involved         of Security                Price       Price    Rental   Transaction    Asset     Date      Loss
____________________   _____________________    ________    ________   ______   ___________  ________ ___________  _____

Merrill Lynch          ML Government Fund       $377,915    $          $        $            $377,915  $377,915    $
                       ML Government Fund                    375,501                          375,501   375,501

Aetna                  14521                     142,248                                      142,248   142,248
                       14006                                 141,954                          141,954   141,954

Deutsche Bank          CON-1                     127,705                                      127,705   127,705

CDC                    BR 273-01                  50,000                                       50,000    50,000
                       BR 273-02                  50,000                                       50,000    50,000

Merrill Lynch          E.I. DuPont de Nemours     67,826                                       67,826    67,826
                       & Company Stock Fund<Fa>
                       E. I. DuPont de Nemours               104,525                           73,810   104,525     30,715
                       & Company Stock Fund<Fa>


<Fa> Note - All of the above transactions except for the DuPont Stock Fund represent transactions for the Conoco & Consol Plans on a commingled basis.


                               EXHIBIT INDEX



     Exhibit
      Number                  Description
     -------                  -----------


       24           Consent of Independent Auditors

                                  SIGNATURE
                                                               Exhibit 24

                       CONSENT OF INDEPENDENT AUDITORS




          We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 33-26216) of E. I. du Pont de Nemours and Company of our report dated June 6, 1997 appearing on Page 4 of the Investment Plan for Salaried Employees of CONSOL Inc. Annual Report on this Form 11-K for the year ended December 31, 1996.






ERNST & YOUNG, LLP
Pittsburgh, Pennsylvania
June 23, 1997




































                                      22